July 25, 2019

Douglas Satzman
Chief Executive Officer
XpresSpa Group, Inc.
780 Third Avenue, 12th Floor
New York, New York 10017

       Re: XpresSpa Group, Inc.
           Registration Statement on Form S-3
           Filed on July 23, 2019
           File no. 333-232764

Dear Mr. Satzman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Daniel Bagliebter